[LETTERHEAD OF WIEN & MALKIN LLC]

February 26, 2008

BY U.S. Mail and FAX to (202) 772-9209

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re: 250 West 57th St. Associates L.L.C.

Your File No. 000-02666

Form 10-K for the year ended December 31, 2006

Dear Ms. Van Doorn:

Please note the following in response to your February 21, 2008 letter:

As indicated in our letter of November 20, 2007, 250 West 57th St. Associates L.L.C. ("Registrant") engaged an independent accounting firm, Margolin, Winer & Evens LLP, to audit the financial statements of Registrant's net lessee ("Net Lessee") for the years 2004 through 2006 and each year thereafter. Upon completion, such audited statements shall be included in an amended Form 10-K for the year ended December 31, 2006. When Registrant files the amendment to its 2006 Form 10-K, it shall also include a revised item 9a as set forth in our letter of November 20.

Our November 20 letter also noted that we would submit a request to the Office of the Chief Accountant ("OCA") for Net Lessee to prepare its financial statements on the income tax basis of accounting.

On January 8, 2008, we submitted a written request to the OCA on behalf of Registrant requesting acceptance of Net Lessee's audited financial statements on an income tax, rather than GAAP, basis of accounting. We believe an audited income tax basis report is more relevant and could be completed on an expedited basis.

On January 15, 2008, Louise M. Dorsey, Associate Chief Accountant at the OCA, advised that Net Lessee financial statements prepared on an income tax basis would not be acceptable and such statements are therefore in the process of being prepared on a GAAP basis.

As noted in our letter of January 8, 2008, GAAP basis financial statements require substantially more time to complete as a detailed analysis of more than 250 leases is required from 2004 going forward to calculate rent income on a straight-line basis as required by FASB 13.

The completion of the audit of Net Lessee's GAAP based financial statements for the three years from 2004 through 2006 is expected to be completed in May 2008, after which Registrant's amended 2006 10-K shall be filed.

Sincerely,

                                                                                                                        /s/ Mark Labell

                    Mark Labell

Senior Vice President, Finance

ML:fm

Enc.

cc: Thomas N. Keltner, Jr.

Stuart J. Rappaport